AB 7/13

SECURITIES AND EXCHANGE COMMISSION

06008374

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2005 (MM/DD/YY) AND ENDING 03/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMMet & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Peapack Rd., PO Box 160
(No. and Street)

Far Hills, NJ 07931
(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Co., Inc.
(Name – *if individual, state last, first, middle name*)

500 Morris Ave., Springfield, NJ 07081
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/13/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher T. Emmet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emmet + Co., Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maria Pineiro
Notary Public
State of New Jersey
My Commission Expires, Dec. 23, 2009

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMMET & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2006

ASSETS

Cash	$ 274,591
Cash Segregated Under Rule 15c3-3	125,000
Receivables From Brokers and Dealers	310,715
Receivables From Customers	11,479
State and Municipal Government Obligations	10,470,216
Property and Equipment, Net	101,023
Deposit - Clearing Organization	40,000
Deposit - Internal Revenue Service	381,524
Accrued Interest	178,809
Other Assets	45,898
TOTAL ASSETS	$ 11,939,255

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables to Brokers and Dealers	$ 451,612
Payable to Clearing Organization	8,219,953
Dividends Payable	635,000
Accounts Payable and Other Liabilities	130,500
TOTAL LIABILITIES	9,437,065
COMMITMENTS & CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common Stock - Authorized and Issued	
3,500 Shares Without Par Value	1,200,000
Paid-In Capital	945,835
Less Cost of Treasury Stock, Cost Method,	
(35 shares, no par value)	(25,000)
Retained Earnings	381,355
	2,502,190
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,939,255

See accompanying notes to the financial statements.